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Exhibit 99.4

(GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
(a joint stock limited company incorporated in the People's Republic of China) (Stock Code: 525)

Notice of Extraordinary General Meeting

Notice is hereby given that an extraordinary general meeting of the shareholders (the "EGM") of Guangshen Railway Company Limited (the "Company") will be held at the Meeting Room of the Company at 3/F, No.1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China ("PRC") at 10:30 a.m. on 20 January 2006 (or immediately after the conclusion or adjournment of the class meeting of the holders of H shares of the Company) to consider and, if thought fit, to pass the following resolutions:

SPECIAL RESOLUTION

"That subject to the approval at: (i) the class meeting of holders of domestic shares of the Company; and (ii) the class meeting of holder of H Shares of the Company, the proposal for the application for the public issue of Renminbi-denominated ordinary shares of the Company (the "A Share Issue") (Details of the A Share Issue are set out in the Company's circular of 5 December 2004 (the "Circular"), a summary of the structure of which is set out as follows) be and is hereby approved.

Structure of the A Share Issue:

(a) Class of securities to be issued: Renminbi-denominated ordinary shares ("A Shares");

(b) Par value of the A Share Issue: Renminbi 1.00;

(c) Size of the A Share Issue: Not more than 2,750,000,000 A Shares;

(d) Proposed place of listing: Shanghai Stock Exchange;

(e) Target subscribers: Natural persons and institutional investors within the PRC, except those restricted by the applicable PRC laws and regulations;

(f) Pricing and issuing mechanism: Pricing and issuing mechanism will be determined by the applicable rules and regulations of China Securities Regulatory Commission; and

(g) Use of proceeds: To finance the acquisition as detailed in the Circular and any surplus will be used as general working capital of the Company."

ORDINARY RESOLUTION

"That the Board be and is hereby authorized to do all such further acts and things and take all steps which in its opinion may be necessary, desirable and expedient to handle for and on behalf of the Company all relevant matters in connection with the A Share Issue."

Resolutions approving the proposal shall be valid for one (1) year from the date of approval.

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Notes:

(1) Holders of H shares of the Company are advised that the register of members of the Company's H shares will be closed from 21 December 2005 to 20 January 2006 (both dates inclusive), during which no transfer of H shares will be registered. Shareholders of the Company whose names appear on the register of members of the Company at 4:00 p.m. on 20 December 2005, or their proxies, are entitled to attend the EGM by presenting their identity cards or passports.

(2) Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the EGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 31 December 2005.

(6) The EGM is expected to last not more than half a day. Shareholders and proxies attending the EGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:
No.1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

By Order of the Board
Guo Xiangdong
Company Secretary

Shenzhen, the PRC,
6 December 2005

As at the date of this announcement, the executive directors of the Company are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.